

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

W. Richard Roth, Chief Executive Officer
SJW Corp.
110 West Taylor Street
San Jose, CA 95110

> **Re:** **SJW Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 12, 2010**
> **File No. 1-8966**

Dear Mr. Roth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 20</u>

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your statement that California faces a long-term water supply challenge. We also note your statement that you need significant capital and the ongoing financial crisis may impact your ability to obtain such capital. Discuss whether you expect these trends to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so

that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Consolidated Statements of Income and Comprehensive Income, page 38

2. Please tell us your basis in GAAP for classifying income taxes as a component of operating income. Please also tell us your basis in GAAP for classifying gains on sale of real estate investments and utility property, net of taxes, as a component of other (expense) income. Please specifically address the guidance in ASC 225-10-S99-2 and ASC 360-10-45-5.

Note 1. Summary of Significant Accounting Policies, page 41

Utility Plant, page 42

3. We note your disclosure that the cost of utility plant retired, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized. We also note your disclosure in critical accounting policies on page 24 that you recognize gains or losses from the sale of certain utility property and the gain on sale of utility property reported in the consolidated statements of income and comprehensive income on page 38. Please revise your disclosure in future filings to clearly describe your accounting policies with respect to the retirement, sale and disposition of utility property. In addition, please disclose your accounting policies with respect to the retirement, sale and disposition of nonutility property and real estate investments. Further, please tell us the amount of nonutility property at each balance sheet date, how nonutility property is classified in the consolidated balance sheets on page 36 and why the components of nonutility property and related depreciation policies are not separately disclosed.

Earnings per Shares, page 46

4. Please tell us whether you use the two-class method in computing basic earnings per share. If not, tell us why the two-class method is not applicable to your facts and circumstances or provide us with a computation of basic earnings per share

using the two-class method. Refer to ASC 260-10-45-59A through ASC 260-10-45-70.

Note 10 – Employee Benefit Plans, page 52
Reconciliation of Funded Status, page 55

5. Please tell us how you calculate the market-related value of plan assets as that term is defined in ASC 715-30-20. Also, since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with ASC 235-10-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director